UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report: September 4, 2018

NORTHWEST INDIANA BANCORP

(Exact name of registrant as specified in its charter)

Indiana	000-26128	35-1927981
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

9204 Columbia Avenue

Munster, Indiana 46321

(Address of principal executive offices) (Zip Code)

(219) 836-4400

(Registrant's telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01.	Regulation FD Disclosure

On September 6, 2018, NorthWest Indiana Bancorp (the “Bancorp”) will present financial and other information at the Raymond James Emerging Bank Symposium in Chicago, Illinois. The slides for the presentation are attached as Exhibit 99.1 to this report and are incorporated by reference into this Item 7.01. This information is furnished pursuant to Item 7.01 of Form 8-K and shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section. The filing of this report shall not been deemed an admission as to the materiality of any information in the report that is required to be disclosed solely by reason of Regulation FD.

Forward-Looking Statements

This Current Report on Form 8-K may contain forward-looking statements regarding the financial performance, business prospects, growth and operating strategies of NWIN and AJSB. For these statements, each of NWIN and AJSB claims the protections of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Statements in this communication should be considered in conjunction with the other information available about NWIN and AJSB, including the information in the filings NWIN makes with the SEC. Forward-looking statements provide current expectations or forecasts of future events and are not guarantees of future performance. The forward-looking statements are based on management’s expectations and are subject to a number of risks and uncertainties. Forward-looking statements are typically identified by using words such as “anticipate,” “estimate,” “project,” “intend,” “plan,” “believe,” “will” and similar expressions in connection with any discussion of future operating or financial performance.

Although management believes that the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially from those expressed or implied in such statements. Risks and uncertainties that could cause actual results to differ materially include: ability to obtain regulatory approvals and meet other closing conditions to the Merger, including approval by AJSB’s stockholders; delay in closing the Merger; difficulties and delays in integrating NWIN’s and AJSB’s businesses or fully realizing cost savings and other benefits; business disruption following the Merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of NWIN’s and AJSB’s products and services; customer borrowing, repayment, investment, and deposit practices; customer disintermediation; the introduction, withdrawal, success, and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions, and divestitures; economic conditions; and the impact, extent, and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in NWIN’s reports (such as the Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K) filed with the SEC and available at the SEC’s Internet website (www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to NWIN or AJSB or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Except as required by law, NWIN and AJSB do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statement is made.

Important Additional Information for Shareholders and Where to Find It

In connection with the proposed Merger, NWIN will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of AJSB and a Prospectus of NWIN (the “Proxy Statement/Prospectus”), as well as other relevant documents concerning the proposed transaction. SHAREHOLDERS AND INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

The Proxy Statement/Prospectus and other relevant materials (when they become available), and any other documents NWIN has filed with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain copies of the documents NWIN has filed with the SEC, free of charge, from NWIN at www.ibankpeoples.com under the tab “Investor Relations – SEC Filings.” Alternatively, these documents, when available, can be obtained free of charge from NWIN upon written request to NorthWest Indiana Bancorp, Attn: Shareholder Services, 9204 Columbia Avenue, Munster, Indiana 46321, or by calling (219) 836-4400, and from AJSB upon written request to AJS Bancorp, Inc., Attn: Jerry A. Weberling, 14757 S. Cicero Avenue, Midlothian, Illinois 60445, or by calling (708) 687-7400. The information available through NWIN’s website is not and shall not be deemed part of this Current Report on Form 8-K or incorporated by reference into other filings NWIN makes with the SEC.

NWIN and AJSB and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of AJSB in connection with the proposed Merger. Information about the directors and executive officers of NWIN is set forth in NWIN’s Annual Report on Form 10-K filed with the SEC on February 20, 2018, and in the proxy statement for NWIN’s 2018 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 12, 2018. Additional information regarding the interests of these participants and any other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed Merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

Item 8.01.	Other Events.

In addition, the presentation slides contain supplemental information regarding the previously announced proposed merger transaction (the “Merger”) between the Bancorp and AJSB.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

99.1	Slide presentation for the Raymond James Emerging Bank Symposium on September 6, 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 4, 2018

NORTHWEST INDIANA BANCORP

By:	/s/ Robert T. Lowry
	Name:	Robert T. Lowry
	Title:	Executive Vice President, Chief
Financial Officer and Treasurer

INDEX TO EXHIBITS

Exhibit

Number	Description

99.1	Slide presentation for the Raymond James Emerging Bank Symposium on September 6, 2018.